SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No.)/*


                              CONVERGYS CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)

                                    212485106
                                  -------------
                                 (CUSIP Number)

                                December 31, 2003
                              ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]     Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)



---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                                        ---------------------------------------
CUSIP No. 212485106                                       13G                                       Page 2 of 7 Pages
----------------------------------------                                        ---------------------------------------
-----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
         IRS Employer Identification No. 31-0487145
-----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [X]
                                                                                                          (b) [_]
-----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio.
-----------------------------------------------------------------------------------------------------------------------
         NUMBER OF                  5       SOLE VOTING POWER

          SHARES                            None
                                    -----------------------------------------------------------------------------------
       BENEFICIALLY                 6       SHARED VOTING POWER

         OWNED BY                           Western-Southern - 7,416,142.  See Item 4.
                                    -----------------------------------------------------------------------------------
          EACH                      7       SOLE DISPOSITIVE POWER

        REPORTING                           None
                                    -----------------------------------------------------------------------------------
         PERSON                     8       SHARED DISPOSITIVE POWER

          WITH                              Western-Southern - 7,416,142.  See Item 4.
-----------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,416,142 (as a group)
-----------------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*              [_]
-----------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
-----------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IC
-----------------------------------------------------------------------------------------------------------------------
                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------                                        ---------------------------------------
CUSIP No. 212485106                                       13G                                       Page 3 of 7 Pages
----------------------------------------                                        ---------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         INTEGRITY LIFE INSURANCE COMPANY
         IRS Employer Identification No. 86-0214103
-----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [X]
                                                                                                          (b) [_]
-----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio.
-----------------------------------------------------------------------------------------------------------------------
         NUMBER OF                  5       SOLE VOTING POWER

          SHARES                            None
                                    -----------------------------------------------------------------------------------
       BENEFICIALLY                 6       SHARED VOTING POWER

         OWNED BY                           Integrity Life - 1,181,500.  See Item  4.
                                    -----------------------------------------------------------------------------------
           EACH                     7       SOLE DISPOSITIVE POWER

         REPORTING                          None
                                    -----------------------------------------------------------------------------------
          PERSON                    8       SHARED DISPOSITIVE POWER

           WITH                             Integrity Life - 1,181,500.  See Item 4.
-----------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,416,142 (as a group)
-----------------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*              [_]
-----------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
-----------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IC
-----------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

         Convergys Corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         201 E. Fourth Street, Cincinnati, Ohio 45201.

Item 2(a).        Name of Person Filing:

         The Western and Southern Life Insurance Company ("Western-Southern"). Integrity Life Insurance Company ("Integrity Life").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         Western-Southern:
         400 Broadway, Cincinnati, Ohio 45202.

         Integrity Life:
         515 West Market Street, Louisville, KY 40202.

Item 2(c).        Citizenship:

         Both Western-Southern and Integrity Life are Ohio stock life insurance companies.

Item 2(d).        Title of Class of Securities:

         Common Stock.

Item 2(e).        CUSIP Number:

         212485106.



Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

         (c) Western-Southern and Integrity Life are both insurance companies as defined in section 3(a)(19) of the Exchange Act.


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 7,416,142.

         (b)      Percent of class: 5.2%.

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote - none.

                  (ii)  Shared power to vote or to direct the vote 7,416,142.

                  (iii) Sole power to dispose or to direct the disposition of -
                        none.

                  (iv) Shared power to dispose or to direct the disposition of 7,416,142.

     Western-Southern has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of an aggregate of 7,416,142 shares of Convergys Common Stock, (which amount includes 1,181,500 shares held by Integrity Life, a wholly owned subsidiary of Western-Southern, and 285,714 shares held by Western-Southern Foundation, Inc. ("W-S Foundation"), which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational, and scientific purposes, including, the making of distributions to organizations that qualify as exempt organizations under
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and 4,450 shares held on behalf of third parties by Fort Washington Investment Advisors, Inc., an affiliated investment adviser that provides services to Western-Southern, W-S Foundation and certain other affiliated companies, as well as third party institutional and individual clients).


Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.


Item 9.     Notice of Dissolution of Group.

Not applicable.


Item 10.    Certifications.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

              February 6, 2004
--------------------------------------------

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By:      /s/ James Vance
   -----------------------------------------
   James Vance, Vice President and Treasurer

INTEGRITY LIFE INSURANCE COMPANY

By:      /s/ James Vance
   -----------------------------------------
   James Vance, Vice President and Treasurer